                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                          COMMISSION FILE NUMBER 1-9965

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           KEITHLEY INSTRUMENTS, INC.
                        RETIREMENT SAVINGS TRUST AND PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           KEITHLEY INSTRUMENTS, INC.
                                28775 AURORA ROAD
                              CLEVELAND, OHIO 44139

                           KEITHLEY INSTRUMENTS, INC.

                        RETIREMENT SAVINGS TRUST AND PLAN

                              FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE

                                    * * * * *

                           DECEMBER 31, 2002 AND 2001

                           KEITHLEY INSTRUMENTS, INC.

                        RETIREMENT SAVINGS TRUST AND PLAN

                          INDEX TO FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE

                                                                                         PAGE
                                                                                         ----

Report of independent accountants                                                          1

Financial statements:

     Statement of Net Assets Available for
       Plan Benefits as of December 31, 2002 and 2001                                      2

     Statement of Changes in Net Assets Available for
       Plan Benefits for the year ended December 31, 2002                                  3

     Notes to financial statements                                                        4-7

Supplemental schedule:

     Schedule of assets held for investment purposes
       at December 31, 2002                                                           Schedule I













NOTE: Certain schedules required under the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

                                   PricewaterhouseCoopers LLP
                                   BP Tower, 27th Floor
                                   200 Public Square
                                   Cleveland, OH 44114-2301
                                   Telephone (216) 875-3000
                                   Facsimile (216) 566-7846



                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
    of the Keithley Instruments, Inc.
    Retirement Savings Trust and Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 6, 2003

                           KEITHLEY INSTRUMENTS, INC.

                        RETIREMENT SAVINGS TRUST AND PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2002 AND 2001

                                                                   2002               2001
                                                               -----------        -----------
Investments, at fair value (cost of investments totaled
  $35,126,008 and $34,984,949 for the years ended
  December 31, 2002 and 2001, respectively)                    $27,250,673        $31,530,596

Participants' loans                                                110,666            189,775
                                                               -----------        -----------

Total investments                                               27,361,339         31,720,371
                                                               -----------        -----------

Receivables:
    Employer contribution                                           41,140            436,060
    Participant contributions                                      151,277            167,718
    Dividends                                                        2,583                499
                                                               -----------        -----------
          Total receivables                                        195,000            604,277

Cash                                                                  --               16,227
                                                               -----------        -----------

    Net assets available for plan benefits                     $27,556,339        $32,340,875
                                                               ===========        ===========














The accompanying notes are an integral part of these financial statements.

                           KEITHLEY INSTRUMENTS, INC.

                        RETIREMENT SAVINGS TRUST AND PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2002


Additions to net assets attributed to:

   Contributions:
       Employer                                                    $    393,945
       Participants                                                   2,552,694
                                                                   ------------
              Total contributions                                     2,946,639
                                                                   ------------

   Investment income:
       Dividends and capital gains                                      155,143
       Interest                                                          26,772
                                                                   ------------

              Total additions                                         3,128,554

Deductions from net assets attributed to:

   Net depreciation on investments                                   (5,576,885)
   Distributions to participants                                     (2,331,366)
   Asset-based fees                                                      (4,839)
                                                                   ------------

              Total deductions                                       (7,913,090)
                                                                   ------------

              Net decrease                                           (4,784,536)
                                                                   ------------

Net assets available for plan benefits at beginning of year          32,340,875
                                                                   ------------

Net assets available for plan benefits at end of year              $ 27,556,339
                                                                   ============




The accompanying notes are an integral part of these financial statements.

                           KEITHLEY INSTRUMENTS, INC.

                        RETIREMENT SAVINGS TRUST AND PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION:

The following description of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     Plan restatement and amendment

In 2002, the Plan was restated and amended. The restatement and amendments were made in accordance with various changes in applicable benefits laws.

     Participation

The Plan is a defined contribution plan, established on January 1, 1988, covering all domestic employees of Keithley Instruments, Inc. and its participating subsidiaries (the "Company") who have attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Administration

The Plan is administered by the Company (the "Administrator"). The administration of the Plan includes exercising all necessary powers as provided by the Plan to interpret and apply the Plan provisions. The Company is vested with the right to settle claims or debts and to defend any claims arising from the operation of the Plan. Schwab Retirement Services, Inc. ("Schwab") is the trustee and acts as the custodian of the Plan.

     Contributions

Participants may elect to contribute up to 25 percent of their compensation and have the option of contributing their profit sharing award, if any, on a pre-tax basis subject to certain limitations of the Plan. In 2001, the Company paid a profit sharing award, which some employees decided to contribute to the Plan. It is the Company's policy to match at least $.25 of each dollar contributed, limited to six percent of a participant's compensation during the Plan year. Additionally, it is the Company's policy to match up to a maximum of $.50 of each dollar contributed, limited to six percent of a participant's compensation for the Plan year, based upon the Company's financial performance. For 2002 and 2001, the Company's match was $.25 and $.50, respectively, on each dollar contributed by participants up to six percent of a participant's compensation. The Company has complete discretion to determine its matching contribution, if any, each year.

     Participant accounts

Each participant has two separate accounts under each fund in which contributions have been invested on behalf of the participant. One account represents the participant's contributions and earnings thereon ("Participant Account") and the other account represents the employer's contributions, made on behalf of the respective participant, and the earnings thereon ("Employer Account"). Forfeitures of terminated participants' nonvested account balances are used to reduce future employer contributions.

Net assets available for Plan benefits of $14,784 and $6,109 were not allocated to participants' accounts at December 31, 2002 and 2001, respectively, due to forfeitures during each Plan year.

     Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of the employer contributions starts after the first year and is based on years of service. A participant is 100 percent vested after three years of credited service.

     Payment of benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments. In the case of a severe financial hardship, the Administrator at its sole discretion may direct distribution of all or a portion of a participant's account, subject to certain restrictions.

     Loans

In the case of a financial hardship as defined by the Plan, a participant may apply to the Administrator for a loan. The Administrator in accordance with a uniform nondiscriminatory policy, may direct the custodian to make a loan to a participant from their before-tax contribution account, subject to certain restrictions. Loans outstanding as of December 31, 2002, bear interest rates ranging from 6.25 to 11.5 percent per annum. Loans outstanding as of December 31, 2001, bear interest rates ranging from 7.0 to 11.5 percent per annum.

     Termination provisions

The Company anticipates and believes that the Plan will continue indefinitely; however, the Company reserves the right to terminate the Plan at any time by an action of its Board of Directors. In the event of termination of the Plan, the assets then remaining will be allocated and distributed to participants in accordance with the terms and provisions of the Plan.

     Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Contributions and benefit distributions

Matching contributions from the Company are recognized during the period in which they are earned. Distributions are recognized during the period in which they are paid to a Plan participant.

     Investment valuation and income recognition

All investment accounts are included in the financial statements at fair value determined by quoted market prices as reported to the Plan by Schwab. Purchases and sales of securities are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on security transactions are recorded in an amount equal to the difference between net proceeds received and the revalued cost at the date of sale and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Administrative expenses

Participation fees are paid by the Company. Asset-based fees are paid by the participants.

NOTE 3 - INVESTMENTS:

During 2002, 15 funds were available to participants for investment purposes. Schwab manages the distribution of assets among funds and provides record keeping services. Additionally, participants may choose to invest in any stock listed on a major U.S. exchange, over 1,800 mutual funds, bonds and other fixed-income investments, and money market funds through the use of a Personal Choice Retirement Account.

The following table presents the fair value of the individual investments that represent 5 percent or more of the Plan's net assets:

                                                        December 31,
                                                  2002              2001
                                               ----------        ----------

Aim Charter Fund                               $2,635,364        $3,421,637
American Century Select Fund                    2,685,047         3,708,005
American Century Growth Fund                    2,230,464         3,180,535
Fidelity Magellan Fund                          3,365,049         4,335,833
INVESCO Total Return Fund                       1,432,757         1,632,794
Schwab Stable Value Fund                        7,118,596         6,964,154
T. Rowe Price Science & Technology Fund         1,505,990         2,264,705

The aggregate proceeds from transactions in the Plan's investments were $7,456,906 for the year ended December 31, 2002. The related cost of these transactions was $7,950,013, resulting in a realized loss totaling $493,107 for the year ended December 31, 2002. Realized gains and losses on investments are included in the caption Net depreciation on investments in the Statement of Changes in Net Assets Available for Plan Benefits.

Cost is determined using the revalued cost method. Unrealized depreciation on Plan assets was $5,083,778 for the year ended December 31, 2002.

NOTE 4 - FEDERAL INCOME TAX STATUS:

On July 17, 2002, the Internal Revenue Service advised that the Plan, as amended, is qualified and the trust thereunder is exempt from federal income tax pursuant to Section 401(a) of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                                      Schedule I
                                                                     Page 1 of 4

                           KEITHLEY INSTRUMENTS, INC.
                        RETIREMENT SAVINGS TRUST AND PLAN
      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2002


(a)      (b) Identity of Issue                                        (c) Number of Shares/Units           (e) Current Value
---      --- -----------------                                        --- ----------------------           --- -------------

         Mutual Funds:
              Aim Charter Fund                                                           274,231                 $ 2,635,364
              American Century Growth Fund                                               154,679                   2,230,464
              American Century Select Fund                                                94,212                   2,685,047
              Bear Stearns S&P Stars Portfolio Fund                                        7,033                     114,217
              Fidelity Magellan Fund                                                      42,617                   3,365,049
              FMA Small Company Portfolio Fund                                            73,498                   1,189,198
              INVESCO Total Return Fund                                                   68,553                   1,432,757
              PIMCO Total Return Fund                                                     74,327                     793,071
*             Schwab Stable Value Fund                                                   500,731                   7,118,596
*             Schwab Total Stock Market Index Fund                                        10,169                     144,096
              Scudder Global Fund                                                         41,228                     734,684
              T. Rowe Price New Horizons Fund                                             71,349                   1,185,109
              T. Rowe Price Science & Technology Fund                                    121,158                   1,505,990
              Van Kampen Comstock Fund                                                    19,617                     242,074
              Vanguard Index Extended Market Fund                                         46,406                     869,649
                                                                                                                  ----------

         Total Mutual Funds                                                                                       26,245,365
                                                                                                                  ----------

         Personal Choice Retirement Account:
              Cash and Equivalents                                                                                   359,823
              Common Stocks:
                  ADC Telecommunications, Inc.                                               300                         627
                  AcTrade Financial Technologies Ltd.                                        685                          69
                  AFLAC Inc.                                                                 101                       3,030
                  Agere Systems, Inc. Class A                                                248                         357
                  Agere Systems, Inc. Class B                                              1,365                       1,911
                  Agilent Technologies, Inc. Class B                                         100                       1,796
                  Albertsons, Inc.                                                           874                      19,461
                  American Express Co.                                                       101                       3,558
                  American Home Mortgage Holdings                                            403                       4,430
                  Amkor Technology, Inc.                                                      43                         205
                  ANFI, Inc.                                                                 318                       4,683
                  Anworth Mortgage Asset Corp.                                               150                       1,886
                  Applied Micro Circuits Corp.                                               600                       2,214
                  Atmel Corp.                                                                250                         557
                  Avaya, Inc.                                                                 22                          54
                  Bank One Corp                                                              810                      29,606
                  Banta Corp.                                                                546                      17,084
                  Barr Labs, Inc.                                                             50                       3,255


                                                                      Schedule I
                                                                     Page 2 of 4

                           KEITHLEY INSTRUMENTS, INC.
                        RETIREMENT SAVINGS TRUST AND PLAN
      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2002


(a)      (b) Identity of Issue                                        (c) Number of Shares/Units           (e) Current Value
---      --- -----------------                                        --- ----------------------           --- -------------

                  Berkshire Hathaway Class B                                                   2                       4,846
                  Black Box Corp.                                                             64                       2,867
                  Bookham, Technology ADR                                                  5,110                       5,110
                  Brush Wellman, Inc.                                                      1,000                       5,500
                  Cadence Design Systems, Inc.                                               500                       5,895
                  Capital One Financial                                                      100                       2,980
                  Centerpoint Energy, Inc.                                                   387                       3,288
                  Checkpoint Systems, Inc.                                                   150                       1,551
                  CHS Electronics, Inc.                                                    1,000                           1
                  Cisco System, Inc.                                                       1,215                      15,917
                  Com21, Inc.                                                              3,000                         660
                  Cree, Inc.                                                                  38                         621
                  CVS Corp.                                                                  818                      20,435
                  Cypress Semiconductor Corp.                                                100                         572
                  EMC Corp.                                                                1,000                       6,140
                  Elan Corp PLC ADR                                                        2,930                       7,208
                  Fidelity National Financial, Inc.                                          111                       3,641
                  Ford Motor Company                                                         100                         930
                  General Electric Company                                                    72                       1,749
                  Globix Corp                                                                200                           1
                  Home Depot, Inc.                                                           383                       9,181
                  Intel Corp.                                                                306                       4,772
                  IParty Corp.                                                             1,250                         263
                  J P M Company                                                            4,000                           4
                  JDS Uniphase Corp.                                                          60                         148
*                 Keithley Instruments, Inc.                                               5,915                      73,932
                  Keycorp, Inc.                                                               50                       1,257
                  Kulicke & Soffa Industries, Inc.                                           100                         572
                  LTV Corp.                                                                5,000                          25
                  Lucent Technologies, Inc.                                                5,167                       6,511
                  Mattson Technology, Inc.                                                   400                       1,144
                  Metris Companies, Inc.                                                     882                       2,178
                  Micromuse, Inc.                                                             32                         122
                  Mobilepro Corp.                                                            650                          72
                  Motorola, Inc.                                                           1,100                       9,523
                  Nortel Networks Corp.                                                   10,000                      16,100
                  OpenTV Corp. Class A                                                        72                          86
                  Orbital Sciences Corp.                                                      10                          42


                                                                      Schedule I
                                                                     Page 3 of 4

                           KEITHLEY INSTRUMENTS, INC.
                        RETIREMENT SAVINGS TRUST AND PLAN
      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2002



(a)      (b) Identity of Issue                                        (c) Number of Shares/Units           (e) Current Value
---      --- -----------------                                        --- ----------------------           --- -------------

                  Pfizer, Inc.                                                               103                       3,151
                  PMC-Sierra, Inc.                                                           200                       1,112
                  Pinnacle Data Systems, Inc.                                              1,000                       1,450
                  Polymedica Corp.                                                           180                       5,551
                  Progressive Corp.                                                           49                       2,433
                  Reliant Resources, Inc.                                                    298                         954
                  RF Micro Devices, Inc.                                                     200                       1,466
                  Solectron Corp.                                                          1,000                       3,550
                  State Street Corp.                                                         800                      31,200
                  Sun Microsystems, Inc.                                                     145                         451
                  Sycamore Networks, Inc.                                                    110                         318
                  Tenet Healthcare Corp.                                                      85                       1,394
                  Texas Instruments, Inc.                                                  1,400                      21,014
                  Transwitch Corp.                                                            60                          41
                  Tripath Technology, Inc.                                                   100                          28
                  Tyco International Ltd.                                                    100                       1,709
                  United Parcel Service Class B                                              103                       6,528
                  Varco International, Inc.                                                   42                         731
                  Viasystems Group, Inc.                                                  50,314                          30
                  Wells Fargo and Company                                                    266                      12,467
                  Williams Co. Inc.                                                        1,940                       5,239
                  Worldcom, Inc.                                                           2,500                         343
                  Xerox Corp.                                                              2,000                      16,100
                                                                                                                     -------

                  Total Common Stocks                                                                                427,887
                                                                                                                     -------

              Mutual Funds:
                  Citizens Global Equity Fund                                                340                       4,338
                  Dreyfus Midcap Value Fund                                                  129                       2,258
                  Federated Kaufman Fund Class K                                          10,846                      37,420
                  Firsthand Technology Value Fund                                            122                       2,215
                  Invesco Technology II                                                      204                       3,498
                  Janus Fund                                                               1,220                      21,737
                  Janus Mercury Fund                                                         263                       3,886
                  Midas Fund                                                              27,919                      42,716
                  Oakmark Select Fund                                                        101                       2,395
                  Pimco Real Return Fund Class D                                             291                       3,279
                  Profunds Ultraotc Fund                                                     851                       9,187
                  Profunds Ultrasmall Cap Investor                                           101                         976

                                                                      Schedule I
                                                                     Page 4 of 4

                           KEITHLEY INSTRUMENTS, INC.
                        RETIREMENT SAVINGS TRUST AND PLAN
      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2002



(a)      (b) Identity of Issue                                        (c) Number of Shares/Units           (e) Current Value
---      --- -----------------                                        --- ----------------------           --- -------------

                  Red Oak Technology                                                       2,531                      10,857
                  RS Diversified Growth Fund                                                 296                       4,190
                  Tocqueville Gold Fund                                                      539                      13,034
                  Transamerica Premier Balanced Fund                                         308                       5,106
                  Value Line Income & Growth Fund                                            459                       3,213
                  Vanguard Capital Opportunity Fund                                        1,185                      20,145
                  Vanguard Growth Index Fund                                                 156                       3,104
                  Vanguard Health Care Fund                                                   91                       8,772
                  Vanguard Index Trust Small-Cap Fund                                        197                       3,087
                                                                                                                  ----------

                  Total Mutual Funds                                                                                 205,413
                                                                                                                  ----------

              Nasdaq 100 Shares Investment Trust                                             500                      12,185

          Total Personal Choice Retirement Account                                                                 1,005,308
                                                                                                                  ----------

          Participant Loans, interest rates from 6.25 to 11.5% per
          annum                                                                                                      110,666
                                                                                                                  ----------

         Total Assets Held for Investment Purposes                                                               $27,361,339
                                                                                                                  ==========

(*) Denotes an allowable party in interest

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 KEITHLEY INSTRUMENTS, INC.
                                 RETIREMENT SAVINGS TRUST AND PLAN
                                          (Name of Plan)


Date:  June 26, 2003             /s/ Mark J. Plush
                                 --------------------------------------------
                                 Mark J. Plush

                                 Vice President and Chief Financial Officer
                                    Keithley Instruments, Inc.